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GOODWIN PROCTER LLP
                        Christopher E. Palmer          Goodwin Procter LLP
                        202.346.4253                   Counselors at Law
                        cpalmer@                       901 New York Avenue, N.W.
                        goodwinprocter.com             Washington, D.C.  20001
                                                       T: 202.346.4000
                                                       F: 202.346.4444





                                 April 27, 2007



Via EDGAR

Sonny Oh, Esquire
Office of Insurance Products
Division of Investment Management
Securities and Exchange Commission
100 F Street NE
Washington, DC  20549

     Re:  MONY Life Insurance Company ("MONY" or the "Company"),
          Keynote Series Account (the "Registrant"),
          Post-Effective Amendment No. 27 to
          Form N-4 Registration Statement
          File Nos. 33-19836 and 811-05457

Dear Sonny:

     On behalf of MONY, we respond below to the staff's comments on the above-referenced filing. Our response is based on information we have received from MONY, as well as information we have received from Diversified Investment Advisors, Inc. ("Diversified"), the investment adviser to Diversified Investors Portfolios and administrator of the Keynote contract. We first set forth each specific staff comment and then provide our response.

     Comment 1: Prospectus Cover Page

     The second paragraph refers to state variations. Please disclose any material variations. In the third paragraph, please state that the prospectus discloses all material differences due to statutory or administration considerations. Please make corresponding changes in the "Contract" section on page 9 and the "Summary of Contract" section on page 17.1

     Response 1:

     Diversified, which administers the contracts, is not aware of any material variations among the contracts due to state law or statutory or administrative considerations. Therefore, the third and fourth sentence of the second paragraph and the entire third paragraph will be deleted.


--------
1 The page number refers to the printed version of the prospectus included in Post-Effective Amendment No. 27.

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Sonny Oh, Esquire
April 27, 2007
Page 2


     Comment 2: SEC Addresses and Phone Numbers

     Update SEC addresses and phone numbers in the prospectus.

     Response 2:

     We will make the appropriate changes.

     Comment 3: Definitions

     Reconcile the definitions and uses of the terms "Portfolio Business Day," "Valuation Date" and "Valuation Time" (for example, on pages 4-5 and 48).

     Response 3:

     We are removing the definition of "Valuation Date" from the definition section on page 5 and replacing it with a definition of "Valuation Time" consistent with page 48. The definition for Valuation Period is being revised to the period between two successive Valuation Times.

     Comment 4a: Synopsis

     For the fee table, page 6, show the current contract fee, current mortality and expense risk fee, and separate account annual expenses in a footnote or in a separate column.

     Response 4a:

     We have included separate columns for maximum and current charges.

     Comment 4b: Synopsis

     Page 9 indicates that there are separate percentages for the charges for mortality risks and administrative expense risks. Please list the fees separately under the fee table on page 6.

     Response 4b:

     We will make the appropriate changes.

     Comment 4c: Synopsis

     In the first paragraph introducing the example on page 7, please revise "portfolio company fees and expenses" to "maximum portfolio company fees and expenses."

Sonny Oh, Esquire
April 27, 2007
Page 3


     Response 4c:

     As explained in more detail in Response 7 below, the prospectus reflects the requirements of both Form N-4 and Form N-1A. Therefore, the expense example shows separate examples for each subaccount, rather than one example based on the most expensive underlying fund option. Therefore, we do not believe that the addition of the word "maximum" is appropriate in this circumstance.

     Comment 5: Transfers, page 10

     Confirm with the staff whether the reservation of the right to impose a transfer charge was disclosed in the original prospectus. If not, please revise disclosure to reflect that any reservation of rights would only be applicable to contracts issued after the disclosure was added to the prospectus. If the company reserves the right to impose a fee, the maximum fee should be reflected in the fee table and the discussion of charges on page 15.

     Response 5:

     Diversified has confirmed that the right to impose a transfer charge was disclosed in the original prospectus. This fee has not been imposed, and there is no specific maximum fee. The prospectus has been revised, however, to reflect a commitment that no transfer fee would be imposed prior to an amendment to the prospectus stating that a fee may be imposed and setting forth a specific fee.

     Comment 6a: Frequent Trading

     Item 7(e)(ii) of Form N-4 requires that the prospectus state whether or not the registrant or depositor has policies and procedures with respect to frequent transfers. Item 7(e)(iii) of Form N-4 provides that neither the registrant nor the depositor has any such policies or procedures, the prospectus must provide a statement of the specific basis for the view of the depositor that it is appropriate for the registrant and depositor not to have such policies and procedures. Please reconcile the first and fourth sentences of the second paragraph under "Frequent Allocations of Purchase Payments" on page 10. For example, note that the fourth sentence refers to both MONY and the subaccounts.

     Response 6a:

     As disclosed in the prospectus, MONY has adopted policies and procedures that are intended to discourage excessive trading and market timing abuses. A number of surveillance techniques have been implemented in an effort to identify Participants who may be engaged in such activities. However, as these policies and procedures are not intended to impede legitimate practices (such as rebalancing), MONY has not adopted specific restrictions on allocations of

Sonny Oh, Esquire
April 27, 2007
Page 4


purchase payments, but rather analyzes particular transactions identified through its surveillance techniques to determine those that are suspected to constitute abusive trading practices. MONY has determined that the channel through which investments and redemptions in the Subaccounts are made requires judgment and discretion in implementing its frequent trading policies and procedures, but also recognizes that such approach may, at times, result in some participants being treated differently. In response to the staff's comment, the disclosure on page 11 regarding the potential for shareholders being treated differently has been expanded to more fully explain the consequences of this discretionary approach.

     Comment 6b: Frequent Trading

     Item 7(e)(iv)(C) of Form N-4 requires that the prospectus describe policies, procedures and restrictions with specificity. Please expand on the disclosure in the second sentence of the second paragraph under "Frequent Allocations of Purchase Payments" on page 10. Describe the limitations with specificity and whether such limitations apply uniformly in all cases.

     Response 6b:

     As described in the prospectus, MONY's policies and procedures entail (a) using surveillance techniques that are designed to identify Participants who may be engaged in such abusive trading activities and (b) limiting additional allocations of purchase payments to Subaccounts if abusive trading practices are suspected. MONY is, of course, not required to disclose its specific techniques for detecting frequent transfers of contract value among Subaccounts. However, the prospectus explains that there are no specific restrictions on allocations and further discloses the rationale for and consequences of this approach (which disclosure, as noted above, has been expanded in response to the staff's comment).

     Comment 6c: Frequent Trading

     Please expand the penultimate sentence in the second paragraph on page 11 to clarify that because different participants may be treated differently, some participants may be able to trade more frequently and the other participants may bear the burden of any adverse effects of that frequent trading.

     Response 6c:

     As noted in response to Comment 6(a) above, the disclosure on page 11 regarding the potentially different treatment of shareholders has been expanded to more fully explain the consequences of this discretionary approach.

Sonny Oh, Esquire
April 27, 2007
Page 5


     Comment 7: Keynote Series Account, page 12

     Please explain to the staff the reason for including Form N-1A disclosure for the Diversified Investors Portfolios.

     Response 7:

     As noted in the prospectus (see, e.g., page 29), the Keynote contract was designed using a core/feeder fund structure (sometimes referred to as a master/feeder fund or hub-and-spoke structure). The core/feeder structure is a two-tier arrangement. The top-tier, the Registrant, is an insurance company separate account investing in shares of the bottom-tier, a series fund named the Diversified Investors Portfolios. Under the core/feeder structure, which the SEC staff first permitted in the early 1990s, the top-tier company is registered under the Investment Company Act of 1940 (the "1940 Act') and its interests are registered under the Securities Act of 1933 (the "1933 Act"), and the bottom-tier company is a registered management investment company under the 1940 Act, but its shares are not registered under the 1933 Act and instead are sold in a private placement to the top-tier company. Diversified Investors Portfolios is registered under the 1940 Act, but its interests are not registered under the 1933 Act. See Reg. No. 811-08272.

     In the core/feeder structure, the SEC has required the prospectus for the top-tier company to include information relating to the bottom-tier company and has required that the directors of the bottom-tier company sign the registration statement for the top-tier company. See, e.g., Letter from SEC Chairman Breeden to the House Committee on Energy and Commerce (publicly available June 2, 1993) (attaching report prepared by the Division of Investment Management) ("[T]he Division has not insisted that the hub fund [the core fund] register its shares under the 1933 Act. Instead, the Division has viewed the hub fund as the co-issuer of the spoke fund's [the feeder fund's] securities in accordance with Rule 140 under the 1933 Act. As co-issuer of the spoke fund's securities, the hub fund signs the spoke fund's registration statement registering the spoke fund's securities, as do the hub's officers and directors. That registration statement must also include disclosure about the hub equivalent to that which investors would receive if the hub registered its securities separately.").

     Comment 8: Plan and Tax Information

     Please confirm to the staff that the plan-specific information and the tax information in the prospectus is current.

     Response 8:

     Diversified and MONY confirm that the plan-specific and tax information in the prospectus is current.

Sonny Oh, Esquire
April 27, 2007
Page 6


     Comment 9: Performance Data, page 28

     Please revise the prospectus to state which performance would be viewed as SEC standard performance and what performance would be viewed as SEC non-standard performance.

     Response 9:

     The performance data section has been deleted from the prospectus because it is not required by either Form N-1A or Form N-4. Any advertisement of a Keynote Series Account will provide SEC standardized performance information in accordance with applicable SEC requirements.

     Comment 10a: Investment Objectives and Policies, page 30-39

     Please state whether shareholder approval was required and obtained for the changes to the investment objective and policies of the former Intermediate Government Bond Portfolio, to be renamed the Inflation-Protected Securities Portfolio. If shareholder approval was not obtained, please explain to the staff the basis for making the changes without making shareholder approval.

     Response 10a:

     Shareholder approval was not required for the changes to the investment objective and policies of the former Intermediate Government Bond Portfolio, to be renamed effective May 1, 2007, the Inflation-Protected Securities Portfolio (the "Portfolio"). As disclosed in the prospectus (page 30), the investment objective of each series of Diversified Investors Portfolios may be changed without the approval of the investors in that series, but not without written notice thereof to its investors (including a subaccount) 30 days prior to implementing the change. In addition, the Portfolio's policy of investing at least 80% in government securities may be changed without shareholder approval, provided investors are given 60 days prior notice in accordance with Rule 35d-1 under the 1940 Act. In accordance with the prospectus and Rule 35d-1, a prospectus supplement, dated and filed January 26, 2007, was distributed to affected Keynote contract owners notifying them of the proposed changes to the Portfolio.

     As noted in the prospectus (page 42), Diversified Investors Portfolios has obtained an exemptive order from the SEC permitting the Portfolio to retain a subadviser without shareholder approval under certain circumstances. The Portfolio is relying upon the exemptive order to implement the change in subadvisers. Pursuant to the SEC order, an information statement will be sent to investors and filed with the SEC. The SEC order requires that the information statement be distributed within 75 days after the change of the subadviser.

Sonny Oh, Esquire
April 27, 2007
Page 7

     Finally, we note that the Board of Trustees of Diversified Investors Portfolios reviewed and approved the proposed changes to the Portfolios at a meeting held on November 28, 2006.

     Comment 10b: Investment Objectives and Policies, page 30-39

     Please confirm that the information relating to the Diversified Investors Portfolios in the prospectus and SAI meets the requirements of Form N-1A.

     Response 10b:

     Diversified confirms that the prospectus and SAI includes the information required by Form N-1A, to the best of its knowledge.

     Comment 11: SAI Table of Contents, page 53

     Please conform the heading for "Independent Accountants" to the term used in the SAI.

     Response 11:

     We will make the appropriate changes.

     Comment 12: SAI - Principal Underwriter

     Please provide information required by Item 20 of Form N-4, including subsections (b) and (d).

     Response 12:

     We will make the appropriate changes.

     Comment 13: Part C, Item 24

     Please revise note (1) to the exhibit list to list the specific amendment numbers and the date of the filing.

     Response 13:

     We have revised the exhibit list.

     Comment 14: SAI, Item 26

     Please confirm that Item 26 lists or incorporates by reference persons under common control with the depositor or the Registrant.

Sonny Oh, Esquire
April 27, 2007
Page 8


     Response 14:

     Item 26 lists as incorporated by reference persons under common control with the depositor or the Registrant. The information incorporated by reference lists persons under common control with the depositor and the Registrant because they are now affiliates of AXA Financial.

     Comment 15: Part C, Item 27

     Item 27 of Form N-4 requires a listing of the number of contract owners separately for qualified and non-qualified contracts. Please update the information and provide separate numbers for qualified contracts and non-qualified contracts.

     Response 15:

     We will make the appropriate changes.



                                    * * * * *

     MONY and Diversified are filing with the Commission letters including the Tandy representations requested by the staff along with this letter and a pre-effective amendment to the registration statement.

     Please contact me if you have any questions on the responses to the staff's comments. We appreciate your assistance with the filing.

                                                     Yours truly,

                                                     /s/ Christopher E. Palmer

                                                     Christopher E. Palmer

CEP:am

Enclosure